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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                                For July 10, 2002

                              IONA Technologies PLC
             (Exact name of registrant as specified in its charter)


                Ireland                                  98-0151465
    (State or other jurisdiction of         (I.R.S. employer identification no.)
     incorporation or organization)

           The IONA Building                                None
      Shelbourne Road, Ballsbridge                       (Zip code)
           Dublin 4, Ireland
(Address of principal executive offices)


                              (011) 353-1-662-5255
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F  X    Form 40-F
                     ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes  X          No
               ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29154

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FOR IMMEDIATE RELEASE

Contact:
Beth Mittelman                              Jonathan Daly
Director of Investor Relations              Corporate Communications
(781) 902-8033                              (781) 902-8139
ir@iona.com                                 jonathan.daly@iona.com


IONA ANNOUNCES PRELIMINARY SECOND QUARTER RESULTS

Waltham, MA--July 8, 2002-- IONA(R), the leading e-Business Platform provider for Web Services Integration (NASDAQ: IONA), today announced preliminary financial results for its second quarter ended June 30, 2002. IONA expects to report revenue in the range of $26.0 to $26.5 million and pro forma net loss per share in the range of ($0.47) to ($0.49). Pro forma results exclude amortization of purchased intangible assets, restructuring and other one-time charges related in part to the cost-reductions described below, stock compensation and the associated tax effect. On a U.S. GAAP basis, after taking into account the foregoing items, IONA expects to report a net loss per share in the range of ($0.86) to ($0.88) for the second quarter of 2002.

"I am disappointed with our results this quarter, but I am taking appropriate actions to navigate IONA successfully through these challenging times," said Barry Morris, IONA's Chief Executive Officer. "IONA has a deep and broad customer base of more than 4,500 organizations. IONA has the financial foundation required of a long-term partner, a large part of which is our cash balance of approximately $100 million. And IONA's unique standards-based approach is the right strategy for business integration. These are among the reasons I remain confident in our prospects."

Given the current economic conditions, IONA has accelerated its cost-reduction program. The company made significant progress in the second quarter, reducing its workforce, consolidating offices and pursuing other cost reductions. As a result, the company expects to report a one-time restructuring charge of between $7.5 and $8.0 million in the second quarter ended June 30, 2002.

"We are aligning our resources with a very challenging economic environment," said Dan Demmer, IONA's Chief Financial Officer. "We will continue to demonstrate the fiscal and operational discipline required to successfully execute on our strategy in these difficult times."

IONA will host a conference call to discuss the company's preliminary second quarter results on Monday, July 8, 2002 at 5:00 p.m. Eastern Daylight Time. Investors and other interested parties may dial into the call using the toll free number (800) 553-0329 in the United States or (612) 332-0923 outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA's website at www.iona.com. Following the conclusion of the call, a replay will be available until midnight on July 15, 2002 by calling (800) 475-6701 in the United States or (320) 365-3844 outside of the United States, using confirmation code 644500 or via the website at www.iona.com.

The company will host its regularly scheduled second quarter 2002 earnings conference call on July 17, 2002, beginning at 10:00am Eastern Daylight Time to discuss final results for the second quarter ended June 30, 2002.

About IONA:

IONA is the leading e-Business Platform provider for Web Services Integration with more than 4,500 customers worldwide. IONA Orbix E2A(TM), which consists of the award-winning Orbix E2A Web Services Integration Platform and Orbix E2A Application Server Platform, enables the flow of information across disparate systems and the liberation of application assets for new business opportunities.


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Founded in 1991, IONA(R) (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts. The company had revenues of $181 million in 2001 and employs more than 800 people in more than 30 offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expected results of operations for the Company's 2002 second quarter, plans and objectives of management, expectations regarding future financial performance, profitability, and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including the preliminary nature of financial information for the 2002 second quarter; risks and uncertainties relating to the integration of recent and future acquisitions; the launch of IONA's End 2 Anywhere strategy for Web Services Integration; Growth in market demand for Web services and integration; IONA's enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,

                                                     IONA Technologies PLC

Date: July 10, 2002                                  By: /s/ Barry S. Morris
                                                         -----------------------
                                                         Chief Executive Officer
                                                          and Director


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